November 5, 2024

Toby Guanhua Wu
Chief Financial Officer
Aesthetic Medical International Holdings Group Limited
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Limited
           20-F for Fiscal Year Ended December 31, 2023
           Response Letter dated October 23, 2024
           File No. 1-39088
Dear Toby Guanhua Wu:

        We have reviewed your October 23, 2024 response to our comment letter and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Response Letter dated October 23, 2024
Risks relating to doing business in the PRC

1. We note your response to previous comment 1 with proposed revised disclosure regarding the legal and operational risks associated with doing business in the PRC.
       We also note that in your August 27, 2024 response letter, you had proposed to include the following disclosure further on in the same paragraph:

       "In particular, the operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong. With respect to the legal risks associated with
       being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China
 November 5, 2024
Page 2

      become applicable to entities and businesses in Hong Kong in the future." (emphasis added)

      Please confirm you will revise these subsequent statements so that your disclosure expressly states that the legal and operational risks associated in operating in the PRC apply to your present operations in Hong Kong. In this regard, we note that while the proposed language from your October 23, 2024 response letter appears sufficient to highlight the risk that the PRC government may intervene or influence your operations in Hong Kong at any time, the subsequent language quoted above would continue to suggest that the legal risks associated with being in and having operations in mainland China do not apply to your operations in Hong Kong at the current stage.
      Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services